Mail Stop 4561

November 20, 2006

Mrs. Janet H. Knowles
Corporate Secretary
Metrologic Instruments, Inc.
90 Coles Road
Blackwood, NJ  08012

**Re:     Metrologic Instruments, Inc.**
**Preliminary Transaction Statement on Schedule 13E-3**
**File No.  5-49829**
**Filed November 9, 2006**

**Preliminary Proxy Statement on Schedule 14A**
**File No.  0-24712**
**Filed November 9, 2006**

**Form 10-K for fiscal year ended December 31, 2005**
**File No.  0-24712**
**Filed March 10, 2005**

Dear Mrs. Knowles:

        We have reviewed your filings and have the following comments.  References to prior comments relate to our letter issued November 2, 2006.

**<u>Schedule 13E-3/A</u>**

1.  We note your response to prior comment 1. However, we continue to believe that Elliott Associates, L.P. and Elliott International, L.P. (the "Elliott Entities") should be included as filers on the Schedule 13E-3. In this regard, we note that the Elliott Entities together are the third largest shareholder of the company after aggregating the holders affiliated with the Knowles. In addition, the Elliott Entities initiated this transaction when Jesse A. Cohn approached Mr. Knowles about a going-private transaction in June 2005. The Elliott Entities identified (through Deutsche Bank) purchaser Francisco Partners, will hold a material equity interest (16.3%) in the company going forward, have agreed to vote their shares in favor of the merger, will designate one member of the board of the surviving company, and are entitled, under certain circumstances, to receive a portion of the termination fee if this transaction is not consummated. All of these factors when taken together indicate that the Elliott Entities are affiliates engaged in this going private

transaction. Note that the concept of "control" for purposes of determining affiliate status under Rule 13e-3 does not contemplate only the ability to *independently* direct the management of a company; rather, several independent entities may be deemed control persons of a company due to their ability to *influence* the company, and including their access to management and inside information about the company.

2. See our last comment above. Please revise the proxy statement to add all of the additional disclosure required by Schedule 13E-3 (including the General Instructions) as to the Elliott Entities and their affiliates individually. In addition, you may need to include as filers on the Schedule 13E-3 (depending on the ownership structure of the Elliott Entities) any control persons of the Elliott Entities

## Schedule 14A

Summary Term Sheet

Finance of the Merger, page 5

3. Please refer to prior comment 8. We note the added disclosure that the total merger consideration is 370.7 million and related fees and expenses. The cover page of the proxy statement indicates a maximum aggregate value of the transaction of $369.1 million. Please advise as to whether there have been any changes to the transaction that has caused the aggregate value to increase.

Special Factors

Background of the Merger, page 16

4. Please refer to prior comment 23. We note your revised statement that the board determined that it was in the best interest of the shareholders to consider a sale of the company "due to Mr. Knowles' expressed desire at that time to retire." There does not appear to be a direct link between Mr. Knowles' wishing to retire and the conclusion that a sale of the company is in the best interest of the shareholders. Please revise to better explain this connection.

Recommendations of the Special Committee and the Board of Directors, page 25

5. Please refer to prior comment 37. We note your statement that the special committee considered your historical stock prices and premiums in reaching its fairness determination. Please specifically address the historical stock prices that exceeded the cash out price within the last year. That is, how did the special committee consider these recent prices in its fairness analysis?

6.  Please refer to prior comment 38.  Please disclose the names of the two additional members of senior management identified in your response letter dated November 9, 2006.

Opinion of Needham & Company, LLC, page 30

7.  Please refer to prior comment 45.  Your response notwithstanding, the summary of the opinion should make clear how the fairness advisor considered the results of each analysis to reach a determination of fairness. For example, where a particular set of analyses yielded a range of results, and the transaction value in the proposed merger is in some instances below/above the median, or the range is particularly broad, your summary must explain how the mathematical results were analyzed. See Charles L. Ephraim (Sept. 30, 1987); see also Item 1015(b)(6) of Regulation M-A.

8.  Please refer to prior comment 46.  In addition to including the aggregate amount paid in fees to Needham, please separately indicate the amount paid in connection with the AOA transaction on the one hand and the going-private transaction on the other.

9.  We reissue in part prior comment 48.  We note your disclosure on pages 32 and 34 that the Needham's analyses "excluded the forecasted financial results of Adaptive Optics Associates, Inc. . . ."  Please tell us whether the analysis should be revised in light of the $40.25 million in cash to be received by the company.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        If you have any questions or concerns, please contact Maryse Mills-Apenteng at 202-551-3457.  In her absence, please contact Anne Nguyen Parker, Special Counsel, at 202-551-3611 or Christina Chalk at 202-551-3263 in the Office of Mergers and Acquisitions.  If you still require further assistance, please contact me at 202-551-3730.

                                    Sincerely,


                                    Barbara C. Jacobs
                                    Assistant Director

cc:     Via facsimile:  215.864.9166
        Justin P. Klein, Esq.
        Ballard Spahr Andrews & Ingersoll, LLP